June 9, 2006
VIA EDGAR
Stephen Krikorian
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561

Re:	Emulex Corporation (File No. 001-31353) Form 10-K for the fiscal year ended July 3, 2005 Form 10-Q for the fiscal quarters ended October 2, 2005 and January 1, 2006
Dear Mr. Krikorian:
     On behalf of Emulex Corporation (the “Company” or “Emulex”), this letter is in response to your letter dated May 26, 2006 relating to the above-referenced annual and quarterly reports.
     Per my voice mail to Christopher White of the Staff on June 8, 2006, certain of the Company personnel whose input is necessary in order to fully consider and respond to the Staff’s comments are traveling, on vacation or otherwise not immediately available.
     In light of the foregoing, the Company intends to provide its response to your May 26, 2006 letter on or before Friday, June 16, 2006.

Stephen Krikorian
June 9, 2006

     Please let us know as soon as possible if the proposed timing is problematic.
     Thank you in advance for your cooperation.

Sincerely,
/s/ Robert M. Steinberg

ROBERT M. STEINBERG of Jeffer, Mangels, Butler & Marmaro LLP

RS:dw

cc:	Christopher White, Staff Accountant Paul Folino Michael Rockenbach Natalie Smith Mark Clemens